UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(amendment No. 1)

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q 10 0
(CUSIP Number)

Attn: Judy Bornstein
c/o American Infrastructure MLP Fund II
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) OO
(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  On June 18, 2014, Bornstein was designated as a managing member of AUH.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons AIM Universal Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) OO
(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  On June 18, 2014, Bornstein was designated as a managing member of AUH.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons Matthew P. Carbone
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN
(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  On June 18, 2014, Bornstein was designated as a managing member of AUH.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons Robert B. Hellman, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,911 (2)
	8.	Shared Voting Power 2,255,947 (3)
	9.	Sole Dispositive Power 15,911 (2)
	10.	Shared Dispositive Power 2,255,947 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (4)
14.	Type of Reporting Person (see instructions) IN
(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Hellman holds these Common Units (the “Hellman Units”) directly.
(3) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. On June 18, 2014, Bornstein was designated as a managing member of AUH.
(4) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with SEC on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons Judy Bornstein
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN
(1) This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  On June 18, 2014, Bornstein was designated as a managing member of AUH.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons George E. McCown
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a new managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.”  The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) On June 18, 2014, McCown withdrew as a managing member of AUH and thus no longer has or shares voting or dispositive power over the Common Units held by ACII.

Introduction.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2014 (the “Original Schedule 13D”). This Amendment No. 1 is being filed to reflect a change in the managing members of AUH, and the resulting change in the beneficial ownership of the Common Units.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC, a Delaware limited liability company (“ACII”), AIM Universal Holdings, LLC, a Delaware limited liability company and the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a former managing member of AUH (“McCown”), Judy Bornstein, a new managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, a Delaware limited liability company and the general partner of the Issuer (“StoneMor GP”), and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”). ACII, AUH and the Managing Members are hereinafter collectively referred to as the “AIM Parties.” The AIM Parties and McCown are hereinafter collectively referred to as the “Reporting Persons”. Hellman, as the sole Trustee (the “Trustee”) under a Trust established pursuant to a Voting and Investment Trust Agreement by and between ACII and Hellman, as Trustee, dated as of May 9, 2014, for the pecuniary benefit of ACII (the “Trust”), has exclusive voting and investment power over approximately 67.03% of membership interests in StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of StoneMor GP (“GP Holdings”), and has the power to designate all but one of the directors of GP Holdings.

(b)	The address of each of the Reporting Persons is 950 Tower Lane, Suite 800, Foster City, CA 94404.

(c)
The principal business of ACII is making equity investments. AUH’s principal business is acting as manager of ACII. The principal occupation or business of each Managing Member and McCown is private equity investing and portfolio company management.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)	Each of the Managing Members and McCown is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On June 18, 2014, Bornstein was designated as a managing member of AUH and McCown withdrew as a managing member of AUH.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) & (b) The following information with respect to the ownership of the Common Units of the Issuer by each Reporting Person is provided as of June 18, 2014:

Reporting Person	Common Units Held Directly	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class

ACII	2,255,947(1)	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
AUH	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
Carbone	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
Bornstein	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
Hellman	15,911(2)	15,911(2)	2,255,947	(1)	15,911(2)	2,255,947(1)	2,271,858	8.7	% (3)
McCown	0	0	0	(4)	0	0(4)	0(4)		0

(1) These Common Units are held by ACII. AUH is the sole manager of ACII. The Managing Members are the managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. However, the Managing Members disclaim beneficial ownership of the Common Units held by ACII, except to the extent of their pecuniary interests therein. On June 18, 2014, Bornstein was designated as a managing member of AUH.
(2) Hellman holds these Common Units directly.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with SEC on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.
(4) On June 18, 2014, McCown withdrew as a managing member of AUH and thus no longer has or shares voting or dispositive power over the Common Units held by ACII.

(c)    In addition to the transactions described in Item 4, within the last 60 days, Hellman purchased the following Common Units, all of which were purchased pursuant to a Rule 10b5-1 trading plan adopted by Hellman on November 11, 2013:

Date	Number of Common Units Purchased	Range of Prices per Common Unit

May 1, 2014	412	$24.16 – 24.24
June 1, 2014	417	$23.81 – 23.82

Except as set forth herein, none of the Reporting Persons has effected any transactions in the Issuer’s Common Units during the last 60 days.

(d)    ACII’s members may receive proceeds from any sale of the Common Units held by ACII. Except for the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of Common Units beneficially owned by any of the Reporting Persons.

(e)    On June 18, 2014, McCown withdrew as a managing member of AUH and thus shall no longer be deemed to share voting and dispositive power over the Common Units held by ACII. Consequently, McCown ceased to be a beneficial owner of more than five percent of Common Units.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A:             Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with SEC on September 15, 2008).

Exhibit B:             Second Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC, dated as of May 21, 2014 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit C:             Voting and Investment Trust Agreement, dated as of May 9, 2014, by and between ACII and Hellman, as Trustee. (incorporated by reference to Exhibit C of the Issuer’s Schedule 13D filed with SEC on June 2, 2014)

Exhibit D:             Common Unit Purchase Agreement, dated as of May 19, 2014, by and between the Issuer and ACII (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit E:              Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 23, 2014	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC
	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/George E. McCown
GEORGE E. MCCOWN

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

/s/Judy Bornstein
JUDY BORNSTEIN